Philip J. Chasmar, President and Chief Executive Officer



Mr. Chasmar is a founder and President and CEO of Call4USA. Mr. Chasmar has over 40 years of successful telecom management experience. He is a US telecom and money transfer patent holder. Call4USA is bringing comprehensive and affordable cell phone communications and money transfer solutions to the underserved U.S. Hispanic markets. He has worked full-time on Call4USA LLC since 2019.

Mr. Chasmar was employed at Black Dot Wireless from 2005 to 2022. Mr. Chasmar managed all aspects of the company optimization programs including contract management with clients AT&T, T-Mobile, Sprint, Clear Channel and Windstream. Worked with the carriers and all company departments in developing reporting, processes and procedures. Was responsible for training of all sales representatives as well as carrier relations. Worked with all company departments to deliver a product that fulfilled our client's expectations. Was able to secure numerous lucrative side projects for the company with clients AT&T & Cricket. Was also able to secure a relationship with Liberty Latin America after Liberty purchased the Puerto Rico market from AT&T. The culmination of my work from 2006 to 2022 resulted in operational savings of over $2 billion (NPV) for AT&T, over $350 million for T-Mobile and similar savings for Sprint and tens of millions of dollars in savings for Windstream and Clear Channel.

Prior to 2005, Mr. Chasmar was the co-owner of a NASDAQ Broker Dealer which specialized in raising capital for telecom ventures. While serving as Executive Vice President and Secretary at 21st Century Telesis, Mr. Chasmar managed the FCC Auction strategy, garnering 27 FCC PCS licenses at 47% below the national average price. Mr. Chasmar has also spent time lobbying at the FCC and Congress for small PCS telecommunications companies. Mr. Chasmar is a graduate of Syracuse University, Newhouse School of Public Communications.